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E COMMISSION
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08031590

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

...ormation Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934

and Rule 17a-5 Thereunder

SEC FILE NO.
8-1361

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Scott & Stringfellow, Inc

Securities and Exchange Commission
RECEIVED
APR 1 1 2008
Office of Compliance Inspection and Examinations

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

909 East Main Street
(No. and Street)

PROCESSED
APR 29 2008
THOMSON REUTERS

Richmond	Virginia	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall Saufley, Chief Financial Officer — 804-649-3965
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 N. Tryon	St. Suite 3600	Charlotte	North Carolina	28202
(ADDRESS)	Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Oath or Affirmation

I, Randall Saufley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Scott & Stringfellow, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Randall Saufley
Chief Financial Officer

ARLENE B. BLYTHE
NOTARY PUBLIC
REG # 218788
MY COMMISSION EXPIRES 1/31/2010
COMMONWEALTH OF VIRGINIA

Notary Public

This report** contains (check all applicable boxes):

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott & Stringfellow, Inc.
Notes to the Statement of Financial Condition
December 31, 2007

Assets		
Cash	$	5,128,740
Cash segregated under federal regulations		5,411,731
Securities purchased under agreements to resell		663,620,021
Securities owned, at estimated fair value		638,794,139
Securities owned, pledged to counterparties, at estimated fair value		114,671,447
Receivable from affiliates		106,420,815
Receivable from Parent		7,669,096
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $25,541,808)		6,557,780
Goodwill		99,198,178
Note receivable		944,341
Deferred tax asset		3,242,525
Other assets		56,880,918
Total assets	$	1,708,539,731
Liabilities and stockholder's equity		
Securities sold under agreements to repurchase	$	803,185,619
Securities sold, not yet purchased, at estimated fair value		375,676,025
Short-term borrowing with Parent		150,000,000
Accrued interest payable		3,404,127
Accrued expenses, compensation and other liabilities		73,369,485
Total liabilities		1,405,635,256
Commitments and contingencies (Notes 15 and 16)		-
Liabilities subordinated to claims of general creditors		140,000,000
Stockholder's equity		
Common stock, no par value; 2,400,000 shares authorized; 168 shares issued and outstanding		842,756
Additional paid-in capital		149,157,102
Retained earnings		12,904,617
Total stockholder's equity		162,904,475
Total liabilities and stockholder's equity	$	1,708,539,731

1. Organization and Description of Business

Scott & Stringfellow, Inc. (Company) is a wholly owned subsidiary of BB&T Corporation (Parent), a financial services holding company headquartered in North Carolina. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is subject to regulatory oversight by the Financial Industry Regulatory Authority (FINRA).

The Company deals in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market instruments and other financial instruments. Additionally, the Company offers mutual funds, annuities, life insurance products and margin loans. The Company also offers various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provides these services to corporate clients, institutional investors and individuals.

In October 2007, the Parent spun-off the internal clearing operations of the Company into a separate company named Clearview Correspondent Services, LLC (Clearview), a wholly owned subsidiary of the Parent. Clearview was established as a broker-dealer to provide correspondent clearing services to other broker-dealers and entities involved in the securities industry. In connection with the capitalization of Clearview by the Parent, the Company provided a $14,000,000 cash dividend to the Parent.

As a part of the spin-off, Clearview acquired certain assets and liabilities from the Company in exchange for cash totaling $3,498,957. No gain or loss was recorded from the transaction. The Company is an affiliate of Clearview and comprises the majority of Clearview's transaction revenue in 2007.

2. Summary of Significant Accounting Policies

Basis of presentation
The financial statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts and disclosures. These estimates and assumptions are based on judgment and available information, and consequently, actual results could be materially different from these estimates. The more significant estimates relate to impairment analysis of goodwill, accrued expenses and the valuation of securities.

Cash
Cash represents amounts on deposit with banks that are not subject to segregation under federal regulation.

Securities purchased under agreements to resell and securities sold under agreements to repurchase
Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are recorded at the contractual amounts plus accrued interest. It is the Company's policy to obtain the right to use of the securities as collateral relating to resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Securities owned and securities sold, not yet purchased
Securities owned and securities sold, not yet purchased, are valued at estimated fair value with the resulting net gains or losses on principal transactions reflected in earnings. Quoted market prices are generally used as a basis to determine the estimated fair values of trading instruments. If quoted prices are not available, fair values are estimated on the basis of dealer quotes or quoted market prices for instruments with similar characteristics. Securities transactions of the Company in regular way trades are recorded on a trade date basis. Amounts receivable

and payable for regular way securities transactions that have not yet reached settlement are recorded on a net basis in the Statement of Financial Condition.

Customer securities transactions
Customer securities transactions are recorded on a settlement date basis.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are recorded at cost. Depreciation of furniture and equipment and amortization of leasehold improvements, is based on both straight-line and accelerated methods over the estimated useful lives of the assets (ranging from 3 to 7 years) or the terms of the leases.

Goodwill
Goodwill represents the excess of purchase price over the fair value of the net assets acquired. Goodwill is not amortized but is subject to an annual impairment test. An impairment loss is recorded to the extent that the carrying amount of goodwill exceeds its implied fair value. The recoverability of goodwill is also evaluated if events or circumstances indicate a possible impairment. During the year ended December 31, 2007, the Company did not record any goodwill impairment based on its annual testing.

Other intangible assets, primarily purchased books of business and non-compete agreements, are amortized over their useful lives. These intangible assets are included in the Statement of Financial Condition in other assets. These intangible assets are also subject to an annual impairment test, and the recoverability of the intangible assets is also evaluated if events or circumstances indicate a possible impairment. During the year ended December 31, 2007, the Company did not record any intangible asset impairment based on its annual testing.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized in the Statement of Financial Condition approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent re-pricing.

Derivative financial instruments
The Company utilizes derivative financial instruments to manage various financial risks. These derivatives primarily consist of interest rate swaps and futures contracts. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index or referenced interest rate. The Company does not designate its derivative financial instruments as hedges under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activity" (SFAS 133), as amended, and therefore changes in the value of derivative financial instruments are recognized in current period earnings.

Income taxes
Deferred income taxes have been provided when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences arising from financial statement carrying values of assets and liabilities and their tax bases. In the event of changes in the tax laws, deferred tax assets and liabilities are adjusted in the period of the enactment of those changes.

Recent accounting pronouncements
In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 "*Accounting for Uncertainty in Income Taxes*" ("FIN 48"), an interpretation of Statement of Financial Accounting Standards ("SFAS") No. 109 "*Accounting for Income Taxes*." FIN 48 provides guidance for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. The Company adopted FIN 48 effective January 1, 2007. Upon adoption, the Company had no uncertain tax positions. Under the tax allocation agreement between the Company and the Parent, any subsequent changes in the recognition or measurement of uncertain tax positions are retained by the Parent and not allocated to the Company. Therefore, the

Company bears no risk associated with any subsequent change in the sustainability of uncertain tax positions that may be identified in the future.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies that fair value is the price that would be received to sell an asset or the price paid to transfer a liability in the principal or most advantageous market available to the entity in an orderly transaction between market participants on the measurement date. SFAS No. 157 is required to be applied whenever another financial accounting standard requires or permits an asset or liability to be measured at fair value. SFAS No. 157 does not expand the use of fair value to any new circumstances. The Company has adopted SFAS No. 157 effective January 1, 2008. Management is assessing the impact of adopting SFAS No. 157 on the Statement of Financial Condition.

3. Cash Segregated under Federal Regulations

At December 31, 2007 cash of $5,411,731 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer related credits over the customer related debits.

4. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2007 consist of trading securities reported at estimated fair value as presented below:

	Securities Owned	Securities Sold, Not Yet Purchased
State and municipal obligations	$ 128,291,279	$ 1,070,218
U.S. government and agency obligations	477,894,895	358,889,624
Corporate obligations	137,811,309	14,403,115
Equities	5,605,857	1,313,068
Bank notes	968,487	-
Other	2,893,759	-
Less: securities owned, pledged to counterparties	(114,671,447)	-
Total	$ 638,794,139	$ 375,676,025

Securities owned, pledged to counterparties represent assets pledged under repurchase and securities lending transactions in which the agreement gives the counterparty the right to sell or re-pledge the underlying assets, which is discussed further in Note 15.

5. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2007:

Furniture and equipment	$	10,621,020
Alterations and improvements		7,357,032
Computer equipment		10,389,832
Computer software		3,731,704
Less: accumulated depreciation		(25,541,808)
Total	$	6,557,780

6. Goodwill and other intangible assets

During 2007, the Company recorded additional goodwill of $17,499,999 from accrual of earn out payments related to the Company's 2005 acquisition of Windsor Group LLC.

The Company has intangible assets resulting from prior year acquisitions consisting of the customer relationships, trade name, developed technology and the non-compete agreements. The estimated useful lives are 14 years, 9 years, 4 years and 2 years, respectively. The net carrying amount of these intangible assets at December 31, 2007, included in other assets on the Statement of Financial Condition, is $3,399,917.

7. Note Receivable

The Company received a promissory note as payment for the sale of certain fixed assets in 2000. The original amount of the non-interest bearing note was $1,400,000. Installment payments of the lesser of $250,000 or 5% of the purchaser's gross revenues are due per annum and began March 31, 2003. As of December 31, 2007, the face value of the note is $997,958 and is discounted at 6.78%, resulting in a discounted value of $944,341, which approximates its fair value.

8. Short-Term Borrowings

The Company maintains a line of credit from a financial institution totaling $25,000,000, none of which was outstanding as of December 31, 2007. Interest rates payable on outstanding balances on the Company's lines of credit ranged from 4.44% to 6.08% per annum, through 2007. Additional bank lines of credit are available on a short-term basis for the purpose of financing new underwritings.

The Company maintains an unsecured line of credit from the Parent totaling $150,000,000. As of December 31, 2007, $150,000,000 was outstanding with an effective interest rate which ranged from 4.44% to 5.49% per annum, throughout 2007. There is no established maturity date under the agreement with the Parent.

9. Liabilities Subordinated to Claims of General Creditors

During 1999, the Company entered into an agreement with the Parent for a subordinated note in the amount of $15,000,000 due on December 15, 2007, which was extended through December 15, 2008. In November 2000, the Company borrowed $15,000,000 from the Parent, due November 15, 2007, which was extended through November 15, 2008. In June 2003, the Company borrowed an additional $30,000,000 from the Parent due June 26, 2007, which was extended through June 26, 2008. In April 2006, the Company borrowed an additional $40,000,000 from the Parent due April 27, 2009. In August 2007, the Company borrowed an additional $40,000,000 from the Parent due August 22, 2010, resulting in total liabilities subordinated to claims of general creditors of $140,000,000 outstanding at December 31, 2007.

In November 2007, the Company executed a $60,000,000 revolving subordinated loan agreement as well with the Parent. There was no outstanding balance on this agreement at December 31, 2007.

Payment of principal is subordinate to the claims of all present and future creditors occurring prior to maturity. The subordinated borrowings are covered by agreements approved by the NYSE and qualify as capital in computing net capital under the SEC's "Uniform Net Capital Rule" 15c3-1 (SEC Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Interest accrues at three-month LIBOR rate plus 0.8% per annum and is adjusted quarterly. Interest is payable to the Parent monthly.

10. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets, included in the Statement of Financial Condition, and deferred tax liabilities at December 31, 2007, are presented below:

Deferred tax assets:	
Reserves	$ 335,598
Equity based compensation	1,406,885
Deferred compensation	177,951
Depreciation	1,125,827
Intangibles	153,667
Other	315,693
Total deferred tax assets	3,515,621
Deferred tax liabilities:	
Exchange seats	$ 21,099
Investment in partnerships	251,997
Total deferred tax liabilities	273,096
Net deferred tax asset (liability)	$ 3,242,525

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

11. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,000,000.

In addition, the Company may not repay subordinated borrowings, pay cash dividends or make any unsecured advances or loans to the Parent or employees if net capital falls below 150% of the firm's net capital minimum dollar requirement.

At December 31, 2007, the Company had net capital of $103,949,563, which was $102,949,563 in excess of its minimum net capital requirement of $1,000,000.

12. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees with more than 90 days of service to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Parent makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

Certain employees of the Company participate in the Parent's equity-based compensation plans, which provide for the issuance of the Parent's stock-related awards, such as stock options and restricted stock units. The Parent measures the fair value of each option award on the date of grant using the Black-Scholes option-pricing model. Additionally, the Parent measures the fair value of restricted share units based on the price of the Parent's common stock on the grant date less the present value of expected dividends that are foregone during the vesting period.

13. Related Party Transactions

The Parent provides management, consulting and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as payroll and other administrative services.

At December 31, 2007, the Company had several bank accounts with the Parent, or other subsidiaries of the Parent, with an unrestricted cash balance of $5,078,740 and cash segregated under federal regulation balance of $67,455. Other miscellaneous receivables from the Parent totaled $2,752,047 at December 31, 2007 and are included in Receivable from Parent in the Statement of Financial Condition. Other miscellaneous payables to the Parent totaled $2,000 at December 31, 2007, and are included in the accrued expenses, compensation and other liabilities in the Statement of Financial Condition.

Clearview began providing clearing services to the Company and unaffiliated broker-dealers on a fully-disclosed basis in October, 2007. On December 31, 2007 the Company had a receivable from Clearview in the amount of $106,420,815. Of this amount, $84,012,839 was a result of securities purchased and sold through Clearview's clearing activities for the Company. Securities owned by the Company are pledged as collateral when financing with the affiliate. The remaining $22,407,976 resulted from unsettled operational amounts, such as commissions due to the Company, for the month of December.

The Company provides management, consulting and financial services to Clearview for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning and financing of the Company, as well as other administrative services.

14. Financial Instruments with Off-Balance Sheet Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-balance sheet credit and market risk. The Company's principal activities and exposure to credit risk, associated with customers not fulfilling their contractual obligations, can be directly impacted by volatile

trading markets. The Company also bears market risk for unfavorable changes in the price of securities sold, not yet purchased.

In the normal course of business, the Company enters into interest rate swaps. The contractual or notional amount of these contracts as of December 31, 2007 was $10,000,000. Interest rate swaps are used to reduce exposure to interest-rate fluctuations, primarily by exchanging fixed-rate obligations for floating rate obligations. The estimated fair value of swap derivative assets and liabilities at December 31, 2007 of $278,989 are included in Accrued expenses, compensation and other liabilities in the Statement of Financial Condition.

The Company also enters into interest rate swaps with the Parent. The contractual or notional amount of these contracts as of December 31, 2007 was $72,500,000. Interest rate swaps are used to reduce exposure to interest-rate fluctuations, primarily by exchanging fixed-rate obligations for floating rate obligations. The estimated fair value of swap derivative assets and liabilities at December 31, 2007 of $3,907,734 are included in Accrued expenses, compensation and other liabilities in the Statement of Financial Condition.

During 2007, the Company entered into a total return swap with the Parent. The contractual or notional amount of these contracts as of December 31, 2007 was $50,000,000. Total return swaps (TRS) are used to reduce exposure to interest-rate fluctuations, primarily by exchanging fixed-rate obligations for floating rate obligations. TRS also include gains and losses of the underlying asset to further reduce the exposure to market conditions. The estimated fair value of total return swap derivative assets and liabilities at December 31, 2007 of $978,356 are included in Accrued expenses, compensation and other liabilities in the Statement of Financial Condition.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties. Notional amounts do not represent amounts to be exchanged between parties, and are not a measure of financial risk . To the extent these transactions are used to hedge other financial instruments, the market risk may be partially or fully mitigated. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations.

The Company has established credit policies for commitments involving financial instruments with off-balance sheet credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than over-the-counter transactions.

15. Commitments and Contingencies

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded this obligation in the Statement of Financial Condition at the estimated fair market value of such securities. The Company will incur a loss if the estimated fair price of the securities increases subsequent to December 31, 2007.

At December 31, 2007, the Company had receivables under resale agreements of $663,620,021 and payables under repurchase agreements of $803,185,619 reflected in the Statement of Financial Condition.

At December 31, 2007, approximate fair market values of collateral received that can be sold or repledged by the Company were:

		Market Value
Securities purchased under agreements to resell	$	676,245,360
Total Sources of Collateral	$	676,245,360

At December 31, 2007, approximate market values of collateral received that were sold or repledged by the Company were:

		Market Value
Securities sold under agreements to repurchase	$	813,965,517
Total Uses of Collateral	$	813,965,517

In connection with its underwriting activities, the Company enters into firm commitments for the purchase of securities in return for a fee. These commitments require the Company to purchase securities at a specified price. The underwriting of securities exposes the Company to market and credit risk, primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2007, the Company had no open underwriting commitments.

16. Litigation

Due to the nature of its business, the Company is subject to various threatened or pending legal actions. Although the amount of the ultimate exposure, if any, cannot be determined at this time, the Company, based upon legal advice of counsel, does not expect the final outcome of threatened or pending suits to have a material adverse effect on its financial position or results of operations.

Report of Independent Auditors

To the Board of Directors and Stockholder of
Scott & Stringfellow, Inc.
(a subsidiary of BB&T Corporation)

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Scott & Stringfellow, Inc. (the Company) at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit of this statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2008

END